INSERT A EQUITY 500 INDEX PORTFOLIO: ITEM #77H

As of June 30, 2003, Equity 500 Index Fund, a series of Scudder
Institutional Funds and Scudder S&P 500 Index Fund, a series of
Investment Trust, owned approximately 80%, and 20%, respectively, of the value of the outstanding interests in the Portfolio.













C:\TEMP\Exhibit A - Equity 500 Index Portfolio.doc